UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

MONITRONICS INTERNATIONAL, INC.

(Name of Applicant)*

1990 Wittington Place

Farmers Branch, Texas

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
5.500%/6.500% Senior Secured Second Lien Cashpay/PIK Notes due 2023	$585,000,000**

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification

William E. Niles 1990 Wittington Place Farmers Branch, Texas (972) 243-7443 (Name and Address of Agent for Service)	Copies to: David J. Miller Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

*                           The Co-Applicants listed on the following page are also included in this application as Applicants. The following direct subsidiaries of Monitronics International, Inc. (the “Company”) are expected to be guarantors (the “Guarantors” and, together with the Company, the “Applicants”) of the 5.500%/6.500% Senior Secured Second Lien Cashpay/PIK Notes due 2023 (the “New Notes”) as of the date of issuance of the New Notes and are co-applicants on this application.

**                    Additional notes may be issued under the Indenture (as defined below) pursuant to the terms thereof.

Table of Co-Applicants

Name of Guarantor

MIBU Servicer Inc.

MI Servicer LP, LLC

Monitronics Canada, Inc.

Monitronics Funding LP

Monitronics Security LP

Platinum Security Solutions, Inc.

Security Networks LLC

LiveWatch Security, LLC

GENERAL

1.                                      General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Monitronics International, Inc.	Corporation	Texas
MIBU Servicer Inc.	Corporation	Delaware
MI Servicer LP, LLC	Limited Liability Company	Delaware
Monitronics Canada, Inc.	Corporation	Delaware
Monitronics Funding LP	Limited Partnership	Delaware
Monitronics Security LP	Limited Partnership	Delaware
Platinum Security Solutions, Inc.	Corporation	Delaware
Security Networks LLC	Limited Liability Company	Florida
LiveWatch Security, LLC	Limited Liability Company	Delaware

2.                                      Securities Act Exemption Applicable.

Pursuant to the terms and subject to the conditions set forth in the Confidential Offering Memorandum and Consent Solicitation Statement, dated December 11, 2018 (the “Offering Memorandum”), the Company intends to exchange (the “Exchange Offer”) up to $585 million principal amount of validly tendered (and not validly withdrawn) and accepted outstanding 9.125% Senior Notes due 2020 (the “Old Notes”) for the exchange consideration described below.

In exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) and accepted by 11:59 p.m., New York City time, on January 10, 2019 (such time and date, as the same may be extended, the “Expiration Time”), participating holders of Old Notes will receive $1,000 principal amount of the New Notes.

If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T–3. Concurrent with the Exchange Offer, the Company will issue New Notes in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, which transaction is exempt from the Trust Indenture Act of 1939, as amended, pursuant to Section 304(b) thereof (the “Exempt Transaction”). For more detailed information regarding the Indenture, please see Item 8 of this Application. The complete terms of the Exchange Offer are contained in the Offering Memorandum and related documents incorporated by reference herein to Exhibits T3E.1 and T3E.2.

The Company intends to rely on Section 3(a)(9) of the Securities Act to exempt the Exchange Offer from the registration requirements of the Securities Act. The New Notes and the Old Notes are issued by the same obligor, and the Exchange Offer will be made only to existing security holders. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the Exchange Offer, except for customary fees and payments to be made in respect of preparation, printing and mailing of the Offering Memorandum and related documents, the payments of the fees and expenses of the Company’s legal advisors, the engagement of D.F. King & Co., Inc. as information agent and exchange agent for the Exchange Offer, and the engagement of Ankura Trust Company, as the Trustee under the Indenture (the “Trustee”) and notes collateral agent under the Indenture. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.                                      Affiliates.

(a)                                 The following diagram indicates the relationship of the Applicants to each of their respective affiliates as of the date of this application. Solid connecting lines indicate 100% ownership of voting securities, unless otherwise stated.

(1) For a list of the subsidiaries of the Company, see Exhibit 99.1 hereto, which is incorporated herein by reference.

(b) Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.                                      Directors and Executive Officers.

(a) Directors and Executive Officers of the Company. The following table sets forth the names of and offices held by all directors and executive officers of the Company as of the date of this application. The mailing address and telephone number of each of them is c/o Monitronics International, Inc., 1990 Wittington Place, Farmers Branch, Texas 75234; telephone number (972) 243-7443.

Name	Position
Jeffery Gardner	Chairman, President and Chief Executive Officer
Fred Graffam	Chief Financial Officer, Executive Vice President and Assistant Secretary
William E. Niles	Director, Executive Vice President and Secretary
Kelly Harris	Chief People Officer
Cynthia Nash	Chief Operating Officer
Anthony Conversa	Chief Marketing Officer, President, Direct to Consumer
Clifford J. Autrey	Chief Customer Officer
Jason Chancellor	Chief Information Officer
Christopher Johnson	Chief Strategy Officer
David L. Verrett	Chief Accounting Officer and Treasurer
Chris Nein	President of the Indirect Channel
Donald McClure	Vice President, Corporate Development/Financial Planning and Analysis
Tim Wills	Vice President, Sales and Marketing
Mark Riddle	Vice President, Strategy and Product Innovation

(b) Directors and Executive Officers of the Guarantors. The names of the executive officers and directors, managers or managing members, as applicable, of the Guarantors as of the date of this application are as set forth on Exhibit 99.2 hereto, which is incorporated herein by reference. The mailing address and telephone number of each of them is c/o Monitronics International, Inc., 1990 Wittington Place, Farmers Branch, Texas 75234; telephone number (972) 243-7443.

5.                                      Principal Owners of Voting Securities.

(a) Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of its voting securities as of December 10, 2018.

Name	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Ascent Capital Group, Inc. 5251 DTC Parkway, Suite 1000 Greenwood Village, Colorado 80111	Common Stock	1,000	100%

(b) The ownership of voting securities as of December 10, 2018 of the of each of the Guarantors is set forth in Exhibit 99.3 hereto, which is incorporated herein by reference. The address of each record owner is c/o Monitronics International, Inc., 1990 Wittington Place, Farmers Branch, Texas 75234.

UNDERWRITERS

6.                                      Underwriters.

(a)                                 The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s or any other Applicants’ securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Securities Underwritten
Morgan Stanley & Co. LLC 1585 Broadway New York, New York 10036	5.500%/6.500% Senior Secured Second Lien Cashpay/PIK Notes due 2023
Merrill Lynch, Pierce, Fenner & Smith Incorporated One Bryant Park New York, New York 10036	5.500%/6.500% Senior Secured Second Lien Cashpay/PIK Notes due 2023

(b)                                 The persons listed above  person are acting, or have proposed to act, as principal underwriters of the New Notes proposed to be offered in the Exempt Transaction pursuant to the Indenture.

CAPITAL SECURITIES

7.                                      Capitalization.

(a)

(i) The following table sets forth information with respect to each authorized class of securities of the Company as of December 10, 2018.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.01 per share	1,000	1,000
9.125% Senior Notes due 2020	$585,000,000	$585,000,000	(1)

(1) Consists of principal amount outstanding, excluding accrued and unpaid interest. Includes Old Notes that have been tendered in connection with the Exempt Transaction, but not accepted for purchase.

(ii) The information with respect to each authorized class of securities of the Guarantors as of December 10, 2018 is set forth in the capitalization table attached to this application as Exhibit 99.2 hereto, which is incorporated herein by reference.

(b)

(i)  Each share of the common stock of the Company issued and outstanding has one vote with respect to all matters submitted to a vote of stockholders. There are no other outstanding securities with voting rights.

(ii) Except as otherwise set forth in such Guarantor’s governing documents, each of which are incorporated by reference as an exhibit hereto, holders of membership interests of each Guarantor that is a limited liability company are entitled to one vote per limited liability company interest, holders of limited partnership interests of each Guarantor that is a partnership are entitled to one vote per partnership interest, and holders of common stock of each Guarantor that is a corporation are entitled to one vote per share and vote as a single class.

INDENTURE SECURITIES

8.                                      Analysis of Indenture Provisions.

The New Notes will be subject to the Indenture among the Applicants and the Trustee. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture included herein as Exhibit T3C. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)    Events of Default; Withholding of Notice of Default.

The Indenture contains certain customary events of default, including: (1) default in the payment of principal at maturity, (2) default in the payment of any interest when it becomes due and payable, and continuance of such default for a period of 30 days (3) failure to perform or comply with Section 5.1 of the Indenture, (4) except as permitted by the Indenture, (i) any Note Guarantee of any Significant Subsidiary of the Company (or any group of Restricted Subsidiaries of the Company that taken together, would constitute a Significant Subsidiary) ceases to be in full force and effect in accordance with its terms for a period of 30 days after written notice thereof has been given to the Company by the Trustee or the Holders of 25% in principal amount of the outstanding Notes or (ii) the Note Guarantee of any Significant Subsidiary of the Company (or any group of Restricted Subsidiaries of the Company that taken together, would constitute a Significant Subsidiary) shall for any reason be asserted by any Guarantor that is a Significant Subsidiary of the Company (or any group of Restricted Subsidiaries of the Company that taken together, would constitute a Significant Subsidiary) or the Company not to be in full force and effect and enforceable in accordance with its terms (other than by reason of release of the Guarantor from its Note Guarantee in accordance with the terms of the Indenture and the Note Guarantee), (5) default in the performance or breach of any other covenant or warranty in the indenture, which default continues uncured for a period of 60 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the holders of not less than 25% in principal amount of the New Notes as provided in the Indenture, (6) a default under any bonds, debentures, notes or other evidences of Debt for borrowed money by the Company or any of its Restricted Subsidiaries having an aggregate principal amount outstanding of at least $25.0 million, (7) the entry against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or any group of Restricted Subsidiaries of the Company that taken together, would constitute a Significant Subsidiary) of a final judgment for the payment of money in an aggregate amount in excess of $25.0 million, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days, (8) certain voluntary or involuntary events of bankruptcy, insolvency or reorganization of the Company and (9) (i) except as permitted by the Security Documents, any Collateral Document establishing the Liens securing the Notes Obligations ceases for any reason to be enforceable (unless the sole result of the failure of one or more Security Documents to be fully enforceable is that any Lien securing the Second Priority Obligations purported to be granted under such Security Documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $1.0 million, ceases to be an enforceable and perfected Lien), (ii) except as permitted by the Security Documents, any Lien securing any Notes Obligations purported to be granted under any Note Document on Collateral, in the aggregate, having a Fair Market Value in excess of $1.0 million, ceases to be an enforceable and perfected first priority Lien, subject to the Intercreditor Agreement and Permitted Liens, and (iii) the Company or any Guarantor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any Guarantor set forth in or arising under any Collateral Document establishing Liens.

If a Default occurs and is continuing and is actually known to a Responsible Officer of the Trustee, the Trustee must send to each holder of the New Notes notice of the default within 90 days after knowledge by the Trustee. Except in the case of certain defaults in payment with respect to any New Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders of the New Notes.

The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

(b)    Authentication and Delivery of the New Notes; Application of Proceeds.

An Officer shall sign the New Notes for the Company by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time a New Note is authenticated, the New Note shall nevertheless be valid. A New Note shall not be valid until authenticated by the manual signature of an authorized signatory of the Trustee or an authenticating agent appointed by the Trustee. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture. The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Notes.

There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

(c)     Release and Substitution of Property Subject to the Lien of the Indenture.

The obligations under the New Notes and the Guarantees will be secured pursuant to the Security Documents by second priority Liens (subject to certain Permitted Liens) granted to the notes collateral agent for the benefit of the Holders of the New Notes, in all of the following property (collectively, the “Collateral”):

(1) substantially all of the assets of the Company and the Guarantors;

(2) all Pledged Equity (as defined in the Security Documents);

(3) any assets substituted for such Collateral as provided for in the Security Documents; and

(4) any proceeds of the foregoing.

The Company and the Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the New Notes under any one or more of the following circumstances:

(1) upon Discharge of Notes Obligations;

(2) to enable the disposition of such property or assets to a Person that is not the Company or a Guarantor to the extent not prohibited under Section 4.10 of the Indenture;

(3) in the case of a Guarantor that is released from its Guarantee, the release of the property and assets of such Guarantor;

(4) in connection with the taking of an enforcement action by the representative of any First Priority Obligation or Second Priority Obligation in accordance with the terms of the Intercreditor Agreement; and

(5) as described under Article IX of the Indenture.

In addition, the security interests granted pursuant to the Security Documents securing the Obligations will automatically terminate and/or be released without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to the applicable pledgors, when:

(1) payment in full in cash of the principal of, together with accrued and unpaid interest on, the New Notes and all other obligations related thereto under the Indenture, the Guarantees under the Indenture and the Security Documents, including any premiums, that are due and payable at such time is made; or

(2) a legal defeasance or covenant defeasance of the Indenture or upon a satisfaction and discharge of the Indenture, in each case, as described in Article VIII of the Indenture.

At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated and the Trustee has delivered a notice of acceleration to the Notes Collateral Agent, no release of Collateral pursuant to the provisions of the Indenture or the Security Documents will be effective as against the holders, except as otherwise provided in the Intercreditor Agreement.

(d) Satisfaction and Discharge of the Indenture

The Indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder (except as to surviving rights of registration of transfer or exchange of the New Notes and as otherwise specified in the Indenture), when:

(i) either:

(A) all New Notes that have been authenticated and delivered have been delivered to the Trustee for cancellation; or

(B) all New Notes not delivered to the Trustee for cancellation (i) have become due and payable (including by reason of a redemption pursuant to the terms of the Indenture) or (ii) will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the New Notes (without consideration of reinvestment), not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

(ii) the Company has paid or caused to be paid all other sums then due and payable under the Indenture by the Company;

(iii) the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument (other than the Indenture) to which the company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(iv) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Notes at maturity or on the redemption date, as the case may be; and

(v) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge have been complied with.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Indenture provides that the Company will furnish without cost to each Holder of New Notes and to the Trustee, within the time periods specified in the Securities and Exchange Commission’s (the “Commission”) rules and regulations that would then be applicable to the Company if the Company were then subject to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, (1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if the Company was required to file such reports; and (2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company was required to file such reports.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Restricted Subsidiaries during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company and its Restricted Subsidiaries have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that, to his or her knowledge, the Company and its Restricted Subsidiaries are not in default in the performance or observance of any of the terms, provisions or conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.                                      Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 through 8, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (filed as Exhibit 25.1 hereto).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Monitronics International, Inc., a corporation organized and existing under the laws of the State of Texas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Farmers Branch, and State of Texas, on the 11th day of December, 2018.

(SEAL)		MONITRONICS INTERNATIONAL, INC.

Attest: Jeffrey Gardner		By:	/s/ William E. Niles
Name:	Jeffrey Gardner		Name: William E. Niles
	Chief Executive Officer		Title: Executive Vice President and Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Farmers Branch, and State of Texas, on the 11th day of December, 2018.

(SEAL)	MIBU SERVICER INC. MI SERVICER LP, LLC MONITRONICS CANADA, INC. MONITRONICS FUNDING LP MONITRONICS SECURITY LP PLATINUM SECURITY SOLUTIONS, INC. SECURITY NETWORKS LLC LIVEWATCH SECURITY, LLC

Attest:	/s/ Jeffrey Gardner		By:	/s/ William E. Niles
	Name:	Jeffrey Gardner		Name: William E. Niles
		Chief Executive Officer		Title: Executive Vice President and Secretary

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1

Amendments to the Certificate of Formation of Monitronics International, Inc. (included as Exhibit A to the Certificate of Merger of Mono Lake Merger Sub, Inc. with and into Monitronics International, Inc.), dated December 17, 2010 (incorporated by reference to Exhibit 3.1 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-2

Certificate of Incorporation of Monitronics Canada, Inc. dated as of April 18, 2006 (incorporated by reference to Exhibit 3.3 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-3

Certificate of Correction to the Certificate of Incorporation of Monitronics Canada, Inc., dated as of April 25, 2006 (incorporated by reference to Exhibit 3.4 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-4

Certificate of Incorporation of Platinum Security Solutions, Inc., dated as of March 28, 2011 (incorporated by reference to Exhibit 3.6 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-5

Third Amended and Restated Certificate of Incorporation of MIBU Servicer, Inc., dated as of March 23, 2012 (incorporated by reference to Exhibit 3.8 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-6

Certificate of Limited Partnership of Monitronics LP, dated as of January 12, 2007 (incorporated by reference to Exhibit 3.10 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-7

Amendment to the Certificate of Limited Partnership of Monitronics Security, LP, dated February 25, 2010 (incorporated by reference to Exhibit 3.12 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-8

Amendment to the Certificate of Limited Partnership of Monitronics Security, LP, dated February 25, 2010 (incorporated by reference to Exhibit 3.12 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-9

Amendment to the Certificate of Limited Partnership of Monitronics Security, LP, dated September 30, 2013 (incorporated by reference to Exhibit 3.13 to the Company’s Form S-4 (File No. 333-191805) filed with the Commission on October 18, 2013)

Exhibit T3A-10

Certificate of Limited Partnership of Monitronics Funding LP, dated as of January 12, 2007 (incorporated by reference to Exhibit 3.14 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-11

Amendment to the Certificate of Limited Partnership of Monitronics Funding LP, dated as of February 25, 2010 (incorporated by reference to Exhibit 3.15 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3A-12

Amendment to the Certificate of Limited Partnership of Monitronics Funding LP, dated as of September 30, 2013 (incorporated by reference to Exhibit 3.17 to the Company’s Form S-4 (File No. 333-191805) filed with the Commission on October 18, 2013)

Exhibit T3A-13

Articles of Organization of Security Networks LLC, dated March 10, 2000 (incorporated by reference to Exhibit 3.19 to the Company’s Form S-4 (File No. 333-191805) filed with the Commission on October 18, 2013)

Exhibit T3A-14	Certificate of Formation of MI Servicer LP, LLC, dated as of January 12, 2007

Exhibit T3A-15	Certificate of Change of Agent Amendment to Limited Liability Company, dated as of March 10, 2010

Exhibit T3A-16	Certificate of Formation of Bolster LLC, dated April 16, 2010

Exhibit T3A-17	Amendment to the Certificate of Formation of Bolster LLC, dated October 10, 2011, changing its name to “LiveWatch Security, LLC.”

Exhibit T3B-1

Amended and Restated Bylaws of Monitronics International Inc., dated as of December 17, 2010 (incorporated by reference to Exhibit 3.2 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3B-2	Bylaws of Monitronics Canada, Inc. (incorporated by reference to Exhibit 3.5 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3B-3

Bylaws of Platinum Security Solutions, Inc., dated as of March 28, 2011(incorporated by reference to Exhibit 3.7 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3B-4	By-Laws of MIBU Servicer, Inc., dated as of March 23, 2012 (incorporated by reference to Exhibit 3.9 to the Company’s Form S-4 (File No. 333-181379), filed with the Commission on May 14, 2012)

Exhibit T3B-5

Third Amended and Restated Limited Partnership Agreement of Monitronics Security, LP, dated as of September 30, 2013 (incorporated by reference to Exhibit 3.14 to the Company’s Form S-4 (File No. 333-191805) filed with the Commission on October 18, 2013)

Exhibit T3B-6

Third Amended and Restated Limited Partnership Agreement of Monitronics Funding LP, dated September 30, 2013 (incorporated by reference to Exhibit 3.18 to the Company’s Form S-4 (File No. 333-191805) filed with the Commission on October 18, 2013)

Exhibit T3B-7

Fifth Amended and Restated Limited Liability Company Operating Agreement of Security Networks, LLC dated November 5, 2010 (incorporated by reference to Exhibit 3.20 to the Company’s Form S-4 (File No. 333-191805) filed with the Commission on October 18, 2013)

Exhibit T3B-8

Fifth Amended and Restated Limited Liability Company Operating Agreement of Security Networks LLC, dated as of November 5, 2010 (incorporated by reference to Exhibit 3.20 to the Company’s Form S-4 (File No. 333-191805) filed with the Commission on October 18, 2013)

Exhibit T3B-9	Second Amended and Restated Limited Liability Company Agreement of MI Servicer LP, LLC, dated March 23, 2012

Exhibit T3B-10	Third Amended and Restated Limited Liability Company Agreement of LiveWatch Security, LLC, dated March 3, 2015

Exhibit T3C	Form of Indenture Governing the New Notes

Exhibit T3D	Not applicable

Exhibit T3E.1	The Confidential Offering Memorandum and Consent Solicitation, dated December 11, 2018

Exhibit T3E.2	Press release, dated December 11, 2018

Exhibit T3F	Cross reference sheet (included in Exhibit T3C)

Exhibit 25.1	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this application

Exhibit 99.1	Subsidiaries of Monitronics International, Inc.

Exhibit 99.2	Directors, Executive Officers and Capitalization of the Guarantors

Exhibit 99.3	Principal Ownership of Voting Securities of the Guarantors